Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

June 6, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification
CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”) in reference to the Issuer’s recently submitted Post-Qualification Amendment No. 2 (CIK No. 0002016678). By way of prior correspondence dated June 3, 2025, the Issuer requested a qualification date of June 20, 2025. The Issuer hereby rescinds the request for a specific qualification date and reserves its further request for qualification upon the SEC’s review of the POS. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher